

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

July 11, 2023

Jun Ohta
President and Group Chief Executive Officer
Sumitomo Mitsui Financial Group, Inc.
1-2, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005, Japan

> **Re: Sumitomo Mitsui Financial Group, Inc.**
> **Registration Statement on Form F-3**
> **Filed June 29, 2023**
> **File No. 333-273003**

Dear Jun Ohta:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at (202) 551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Christopher Kodama